UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Form 51 – 102F3

Material Change Report

1.

Name and Address of Company

Dorel Industries Inc. (“Dorel”)
1255 Greene Avenue
Westmount, Québec
H3Z 2A4

2.

Date of Material Change

March 12, 2007.

3.

News Release

Dorel issued a news release with respect to the material change described below on March 12, 2007 via CNW Group.

4.

Summary of Material Change

The Board of Directors of Dorel declared a quarterly dividend for the first time in the company’s history.

5.

Full Description of Material Change

5.1

Full Description of Material Change

On March 12, 2007, Dorel announced that the Board of Directors declared a quarterly dividend of twelve and one-half cents (US$0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the company. The dividend will be payable on April 23, 2007 to shareholders of record at the close of business on March 23, 2007. This dividend is the first of an expected ongoing quarterly dividend policy paying US$0.50 per share per annum.

5.2

Disclosure Required for a “Restructuring Transaction”

Not applicable.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

The executive officer who can answer questions regarding this report is Mr. Jeffrey Schwartz, Chief Financial Officer of Dorel.  Mr. Schwartz can be reached at (514) 934-3034.

9.

Date of Report

March 15, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 15, 2007